Issue of Equity and Total Voting Rights March 20, 2020, LONDON – Verona Pharma plc (AIM:VRP) (Nasdaq:VRNA) (“Verona Pharma”), a clinical- stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces that it yesterday issued 887,080 ordinary shares of 5 pence each (the “New Ordinary Shares”) following the vesting of restricted stock units held by former employees in the Company, Jan-Anders Karlsson and Piers Morgan. Application will be made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on AIM, with dealings expected to commence on March 26, 2020 (“Admission”). Total voting rights Following Admission, the Company will have a total of 106,213,718 Ordinary Shares in issue each carrying one voting right. The Company does not hold any Ordinary Shares in Treasury. This figure of 106,213,718 Ordinary Shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules. For further information, please contact: Verona Pharma plc Tel: +44 (0)20 3283 4200 Victoria Stewart, Director of Communications info@veronapharma.com N+1 Singer Tel: +44 (0)20 3283 4200 (Nominated Adviser and UK Broker) Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance) Tom Salvesen (Corporate Broking)